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Pedro J. Bermeo

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4091 tel 212 701 5091 fax pedro.bermeo@davispolk.com

March 22, 2021

Re:	Elliott Opportunity II Corp. Draft Registration Statement on Form S-1 Submitted February 19, 2021 CIK No. 0001843862 CONFIDENTIAL

Mr. Ruairi Regan

Ms. Mary Beth Breslin

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Mr. Regan and Ms. Breslin:

On behalf of our client, Elliott Opportunity II Corp., a Cayman Islands exempted company (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated March 21, 2021 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is submitting it together with this response letter. The revised Registration Statement also contains certain additional updates and revisions. We are also sending, under separate cover, a copy of the revised Registration Statement and a marked copy of the Registration Statement showing the changes to the Registration Statement submitted to the Commission on February 19, 2021.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the revised Registration Statement where the revised language addressing a particular comment appears.

Ruairi Regan Mary Beth Breslin Division of Corporation Finance Office of Real Estate & Construction U.S. Securities and Exchange Commission	March 22, 2021

Draft Registration Statement on Form S-1

Summary

Other Considerations, page 8

1. You describe conflicts of interest on page 72 in circumstances where the founder shares become worthless without an initial business combination. Please also disclose in quantitative and qualitative terms how economic incentives could result in substantial misalignment of interests where an initial business combination does occur. For example, since your sponsor and officers and directors acquired 20% of your ordinary shares for approximately $0.002 per share and the offering is for $10.00 a share, the officers and directors could make a substantial profit after the initial business combination even if public investors experience substantial losses. Please revise here in the Summary and in Risk Factors accordingly.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has revised the disclosure on page 9, page 73, page 101 and page 135 of the Registration Statement to also disclose in quantitative and qualitative terms that as a result of the fact that the sponsor and members of the board of directors acquired their founder shares for approximately $0.002 per share and this offering is for $10.00 a share, the Company’s sponsor and members of its board of directors could make a substantial profit after the initial business combination even if public investors experience substantial losses.

2. We note the affiliation with another Special Purpose Acquisition Company, Elliott Opportunity I. Please revise to disclose how management will determine the order of priority for which SPAC will be used and the extent to which sponsors of the SPACs have complete discretion — subject to fiduciary obligations — when determining which SPAC to use for a target opportunity.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has revised the disclosure on page 10, page 71, page 101 and page 134 of the Registration Statement to disclose that the Company expects that the determination of which of the Company or Elliott Opportunity I Corp. a particular business opportunity should be presented to, subject to applicable fiduciary duties, will be made based on the amount of capital needed to consummate such business opportunity, such determination will be made by the Company’s sponsor and its directors and officers in their sole discretion, subject to applicable fiduciary duties under Cayman Islands law.

Ruairi Regan Mary Beth Breslin Division of Corporation Finance Office of Real Estate & Construction U.S. Securities and Exchange Commission	March 22, 2021

Principal Shareholders, page 134

3. Please revise to identify the natural person(s) who hold investment control over the securities held by Elliott International, L.P. and Elliott Associates, L.P.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has revised the disclosure on page 138 of the Registration Statement to disclose the natural person, Paul E. Singer, who holds investment control over the securities held by Elliott Opportunity I Sponsor L.P., the Company’s sponsor.

General

4. We note your disclosure on pages 3 and 91 regarding your expectation to benefit from Elliott Investment Management L.P.’s long history of investing in both public and private companies in the technology space and that you will have access to Elliott’s platform of team members, deal prospects, and network, etc. Aside from your status as a portfolio investment, please clarify if you any agreement, arrangement or understanding with Elliott regarding the provision of these services.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has revised the disclosure on page 3 and page 95 of the Registration Statement to clarify that other than the administrative services agreement entered into in connection with the offering contemplated by the Registration Statement, and filed as an exhibit thereto, there will not be any agreement with Elliott in respect of such services.

Should any questions arise, please do not hesitate to contact me at (212) 450-4091 (tel), (212) 701-5091 (fax) or pedro.bermeo@davispolk.com. Thank you for your time and attention.

Very truly yours,

Pedro J. Bermeo

cc:

Isaac Kim, Co-Chief Executive Officer of the Company

Merritt Johnson, Shearman & Sterling LLP

Derek Dostal, Davis Polk & Wardwell LLP

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